EXHIBIT 77D
                       for IDS California Tax-Exempt Trust
                       series IDS California Tax-Exempt Fund

At Board of Directors meetings held on October 7-8, 1998, the following investment policies were eliminated for the six month period ending 6/30/98 :

         That the fundamental investment policy prohibiting buying issuers of any company if an officer or Board member of the fund of the fund's investment adviser individually owns more than 1/2 of 1% of the issuers of that company and together they own more that 5% of those securities should be eliminated.